CHARTER CORPORATE SERVICES, INC.
3050 E. Chevy Chase Drive
Glendale, CA 91206

Tel. 818 434 8327

December 11, 2008

United States Securities and Exchange Commission
100 F Street, N.E.
Mailstop 3561
Washington, D.C. 20549

Att.	H. Christopher Owings, Esq.
Ronald E. Alper, Esq.

	Re:	Charter Corporate Services, Inc. – Amendment No. 1
Registration Statement on Form S-1
File No. 333-155432

Gentlemen:

          On behalf of Charter Corporate Services, Inc., a Colorado corporation (the “Company”), we hereby transmit for filing under the Securities Act of 1933, as amended, Amendment No. 1 (the “Amendment”) to the Company’s Registration Statement on Form S-1 (the “Registration Statement”), including certain exhibits. Courtesy copies of this letter and the Amendment (specifically marked to show changes thereto) are being submitted to the Staff by mail.

          The Amendment reflects the responses of the Company to comments received from the Staff in a letter from Mr. H. Christopher Owings, dated December 4, 2008 (the “Comment Letter”). Where we have revised the disclosure in the Registration Statement in response to the Staff’s comments, we have noted the applicable page number of the Amendment in our response. In addition, the marked copies of the Amendment provided to the Staff have been marked with the number of the response next to the corresponding text of the Amendment.

General

1.

We note that you are registering the sale of 3,000,000 shares of common stock of which 366,000 are not being offered by affiliates. Given the size of the offering relative to the number of shares being offered by non-affiliates, the nature of the offering and the selling security holders, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4) of Regulation C. As a result, you must fix the price of the shares being offered for the duration of the offering and name your affiliated selling shareholder, Omega Financial, Inc., as an underwriter. Your indication on page 13 and elsewhere in the prospectus that “[t]he selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be ‘underwriters’ within the meaning of the Securities Act in connection with such sales is “ is insufficient. If you disagree with our determination, please advise the staff of the company’s basis for determining that any aspect of the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In this regard, please address the factors referred to in telephone interpretation no. D 29 under the Securities Act Rule 415 in the Manual of Publicly Available Telephone Interpretations.

Response: In response to Staff’s comments, we have amended the Registration Statement to reflect a fixed offering price of $0.10 per share. See, prospectus cover, page 3; and Plan of Distribution, page13.

We have also amended the Registration Statement to state that selling stockholders are deemed to be underwriters. See, prospectus cover page, para.1; The Offering, page 5; Plan of Distribution, page 13, para. 3; and Selling Stockholders, page16, para 1.

With respect to the factors referred to in telephone interpretation no. D 29 under Securities Act Rule 415 in the Manual of Publicly Available Telephone Interpretation, we offer the following analysis:

During 2002 and 2003, we issued to our then parent company, Great American Assets, Inc. (“GAA”), a total of 1,500,000 shares of common stock. These shares were issued in consideration of defraying our organizational expenses and providing consulting services to us with respect to capital formation and strategic planning. As a result of the foregoing stock issuances, we became a wholly-owned subsidiary of GAA.

In May/June 2008, the Board of Directors of GAA concluded that our corporate development and prospects would be significantly enhanced if we were an independent business organization. Accordingly, pursuant to a Separation and Distribution Agreement dated June 16, 2008, all of our shares of common stock held by GAA were distributed, pro rata, to GAA’s 24 stockholders of record.

Of the GAA stockholders who received shares in the distribution, only one stockholder had a relationship with us other than being a stockholder. That stockholder is Omega Financial, Inc., our majority stockholder. Our sole officer and director, Patrick C. Brooks, serves as a director of Omega Financial, Inc. All of Omega’s issued and outstanding shares of stock are owned by the Brooks Family Trust. Mr. Brooks disclaims any beneficial interest in Omega or the Brooks Family Trust. He has no direct financial interest in Omega and is not a beneficiary of the Brooks Family Trust. However, he has a proxy to vote the shares owned by Omega.

On various dates between August 18, 2008 and September 9, 2008, pursuant to our private placement memorandum dated August 18, 2008, we issued an aggregate of 160,000 shares of common stock to 15 investors for a total consideration of $8,000. None of the subscribers to this offering have had a relationship with us other than being a stockholder.

On September 10, 2008, we distributed Class A Redeemable Common Stock Purchase Warrants (“warrants”) to all of our 39 stockholders of record, pro rata. For each share of common stock held by our stockholders, one warrant was issued. Each warrant evidenced the right to purchase one share of our common stock at an exercise price of $0.10 per share, during the period commencing on September 10, 2008 and expiring on September 10, 2010.

Of the stockholders who received the warrants, only one had a relationship with us other than being a stockholder. That stockholder is Omega Financial, Inc., our majority stockholder. Our sole officer and director, Patrick C. Brooks, serves as a director of Omega Financial, Inc. All of Omega’s issued and outstanding shares of stock are owned by the Brooks Family Trust. Mr. Brooks has disclaimed any beneficial interest in Omega or the Brooks Family Trust. He has no direct financial interest in Omega and is not a beneficiary of the Brooks Family Trust. However, he has a proxy to vote the shares owned by Omega.

Neither Mr. Brooks nor Omega is in the business of underwriting securities.

Presently, we have 1,500,000 Class A Redeemable Common Stock Purchase Warrants (“warrants”) issued and outstanding. If any warrants are exercised, the proceeds therefrom would accrue to us. It is not known whether any warrants will be exercised. It is conceivable that the warrants will expire unexercised.

Our management believes that our ability to raise capital to fund our proposed business activity will be greatly enhanced if we were a publicly traded entity. Additionally, management believes that shareholder value will be enhanced significantly if there were a market for our shares.

Based on the facts and circumstances set forth above, we do not believe that there is any basis to support a contention that the selling stockholders are a conduit for the issuer.

2.

You disclosure indicates that you are a development stage company that intends to provide electronic filing services to companies and others who are required to file reports with the Securities and Exchange Commission. We note that you have a limited operating history, no customers, and no revenues. In view of the foregoing, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company, particularly in light of your disclosure on page 22 that indicates that “there will be opportunities for market consolidation” and “being publicly traded would, expectantly, provide [you] with an opportunity to use [y]our securities as currency for acquisitions.” Accordingly, please revise your disclosure throughout the registration statement to comply with Rule 419 of Regulation C or explain why Rule 419 does not apply.

Response: In response to Staff’s comment, we do not believe that Rule 419 of Regulation C is applicable. We have a specific business plan we intend to implement: providing electronic filing services to companies and others who are required to file reports with the Securities and Exchange Commission. A statement of our intended business operations is set forth in the “Prospectus Summary” on page 5, para. 2 and, again, in the section titled “Business” on page 19. Moreover, our business plan and its implementation are set forth in detail in the section “Business,” page 19 to 25.

In the section “Business” – subsection “Future Growth Strategy,” page 22, para. 4 of our initial filing, we forecast future trends in the EDGAR filings industry and, if our forecast was correct, possible future business opportunities. Our forecast was not intended to be a blue print of our course of corporate development but, rather, a forward-looking statement. Nonetheless, the Staff’s point is well taken. We have, accordingly amended our disclosures to delete the paragraph in question in its entirety.

Risk Factors, page 9

3.

We note your indication on page 9 that it possible that the shares issued to your stockholders pursuant to a Separation and Distribution Agreement may not have been issued under a valid exemption. Please revise your disclosure, both here and under your “Recent Sales of Unregistered Securities,” to discuss the exemption relied upon and the facts that made the exemption available. In your response letter, explain why the exemption may not have been valid.

Response: We have taken cognizance of the Staff’s comments and reviewed the facts and circumstances of the share distribution pursuant to the Separation and Distribution Agreement in consultation with our former parent. On reconsideration, we found no room for doubt. According, we have deleted the risk factor “It is possible that the shares issued to our stockholders pursuant to a Separation and Distribution Agreement executed by our former parent company may not have been issued under a valid exemption” and discussed the available exemption in the section titled, Item 15 “Recent Sales of Unregistered Securities” on page 45.

Plan of Distribution, page 13, para. 1

4.	Please delete the reference to “negotiated prices” under “Plan of Distribution” on page 13.

Response: In response to Staff’s request, this reference has been deleted.

Principal and Selling Stockholders, page 16

5.

On page 17, the beneficial ownership table indicates that Omega Financial, Inc. owns 1,317,000 shares of common stock. The list of selling stockholders on page 17 indicates that Omega Financial, Inc. owned 2,634,000 shares prior to the offering. Please reconcile or advise.

Response: In response to Staff’s comment, we have revised this disclosure and supplementally reconcile the discrepancy. Presently, Omega Financial, Inc. (“Omega”) owns 1,317,000 shares of our common stock. They also own 1,317,000 warrants. Each warrant entitles Omega to purchase one share of common stock. The shares underlying the warrants are being registered by this Registration Statement. We have inserted a new column indicating the number of shares issuable on the exercise of warrants. The headings to the schedule have been amended to reconcile the discrepancy.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

Plan of Operation, page 18

6.	Please tell us whether your website is operational. If it is not operational, disclose your timeframe for making the website operational.

Response: In response to Staff’s comment, this disclosure has been included on page 18, para. 6.

Directors and Executive Officers, page 26

7.

In accordance with Item 401 of Regulation S-K, please provide the last 5 years of business experience for Patrick C. Brooks. For example, we note the omission of Mr. Brook’s involvement with Omega Financial, Inc.

Response:In response to Staff’s comment, we have amended the description of Mr. Brooks’ business experience. Page 26, para 1.

Part II – Information Not required in the Prospectus, page 44

Item 15. Recent Sales of Unregistered Securities, page 45

8.	Please revise this discussion to explain the exemption from registration claimed with respect to each of the issuances of securities you discuss here, pursuant to Item 701 of Regulation S-K.

Response: In response to Staff’s comment, Item 15, has been revised to comply with Item 701 of Regulation S-K.

Item 17. Undertakings, page 48

9.	Please revise to include the undertakings required by Item 512(h) of Regulation S-K

Response: In response to Staff’s comment, the Undertakings have been supplemented to include the undertakings required by Item 512(h) of Regulation S-K.

Exhibits, page 53

10.	Please file the form of Subscription Agreement that was used in the private placement conducted in August-September, 2008.

Response: In response to Staff’s comment, the Subscription Agreement as used in the private placement conducted in August-September, 2008, is filed hereto as Exhibit 99.2.

Exhibit 5.1 Legality Opinion, page 51

11.	In paragraph one, please correct the date.

Response: In response to Staff’s comment, the date has been corrected in amended Exhibit 5.2.

12.

We note that counsel disclaims “any obligation to make any further inquiry after today’s date or to advise you of any changes in any matter set forth herein, whether based on a change in law or fact.” Please have counsel revise his opinion to state that he has no obligation to update the opinion as of the date of effectiveness, or have counsel re-file the opinion on the date of effectiveness.

Response: Counsel’s opinion has been amended consistent with Staff’s observation and recommendation in Exhibit 5.2. Page 52.

          If you have any questions regarding the foregoing responses or the enclosed Amendment or need additional information, please do not hesitate to contact me at (818) 434 8327.

Yours truly,

/s/ Patrick C. Brooks

Patrick C. Brooks
Chairman, President & Chief Executive Officer